

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Sean F. McClain
President and Chief Executive Officer
Montauk Renewables, Inc.
680 Andersen Drive, 5th Floor
Pittsburgh, PA 15220

Re: Montauk Renewables, Inc.
Form S-1
Exhibit Nos. 10.17, 10.18, 10.20, 10.22, 10.23, 10.24, 10.26, 10.28, 10.29, 10.31, 10.34, 10.35, 10.37 and 10.38
Filed December 11, 2020
File No. 333-241312

Dear Mr. McClain:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance